EXHIBIT 12.2

HOST HOTELS & RESORTS, L.P. AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

AND PREFERRED UNIT DISTRIBUTIONS

(in millions, except ratio amounts)

	2013	2012	2011	2010	2009
Income (loss) from continuing operations before income taxes	$231	$23	$(28)	$(168)	$(228)
Add (deduct):
Fixed charges	337	428	421	442	430
Capitalized interest	(6)	(6)	(4)	(3)	(5)
Amortization of capitalized interest	6	7	7	7	6
Distributions from equity investments	—	3	—	2	1
Distributions on preferred units	—	—	—	(4)	(9)
Issuance costs of redeemed preferred units	—	—	—	(4)	—
Equity in (earnings) losses related to equity method investees	17	(2)	(4)	1	32
Adjusted earnings	$585	$453	$392	$273	$227
Fixed charges:
Interest on indebtedness and amortization of deferred financing costs	$304	$373	$371	$382	$368
Capitalized interest	6	6	4	3	5
Distributions on preferred units	—	—	—	4	9
Issuance costs of redeemed preferred units	—	—	—	4	—
Portion of rents representative of the interest factor	27	49	46	49	48
Total fixed charges and preferred unit distributions	$337	$428	$421	$442	$430
Ratio of earnings to fixed charges and preferred unit distributions	1.7	1.1
Deficiency of earnings to fixed charges and preferred unit distributions	—	—	$(29)	$(169)	$(203)